EXHIBIT 99.1

PRESS RELEASE

Banro Announces Pricing of Previously Announced Financing Plan

Toronto, Canada – April 12, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces today that it has finalized the terms of its previously announced short form prospectus offering (the “Offering”) of Common Shares and gold-linked preferred Series A Shares, together with the previously announced concurrent private placement (the “Concurrent Offering”) of gold-linked preferred Subco Shares and associated Series B Shares.

Common Shares will be offered under the prospectus at a price of C$1.35 per Common Share to raise gross aggregate proceeds of C$67,795,156 through the issuance of 50,218,634 Common Shares. Series A Shares will be offered under the prospectus at a price of US$25.00 per Series A Share to raise gross aggregate proceeds of US$2,900,000 through the issuance of 116,000 Series A Shares. Subco Shares and Series B Shares will be offered by way of a private placement at a price of US$25.00 per Subco Share and Series B Share to raise gross aggregate proceeds of US$30,000,000 through the issuance of 1,200,000 Subco Shares and Series B Shares.

The Company has granted an over-allotment option to the Agents, exercisable, in whole or in part, within 30 days from the Closing Date, to cause the Company to offer for sale, up to the number of Common Shares that is equal to 7.5% of the aggregate number of Common Shares sold pursuant to the Offering.

The Offering is being conducted by a syndicate of agents whereby the Agents have been engaged to act as agents to sell the Common Shares and Series A Shares on a best efforts basis.

The Offering and the Concurrent Offering are expected to close on or about April 25, 2013.

The net proceeds of the Offering and the Concurrent Offering are expected to be used for development costs of the Company’s Namoya Project and for administrative and general expenses and working capital of the Company.

Closing of the Offering and the Concurrent Offering are subject to certain conditions, including but not limited to, receipt of all necessary securities regulatory approvals, including the approval of the Toronto Stock Exchange.

The defined terms in this press release have the same meaning ascribed to them in the Company’s amended and restated preliminary prospectus dated April 5, 2013.

These securities have not been registered under the United States Securities Act of 1933, as amended, or any state securities law, and they may not be offered or sold in the United States unless an exemption from registration is available.  This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities in the United States.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the proposed financing (including the completion and expected terms of the financing), completion of the construction of the mine at Namoya and the Company's plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the proposed financing or failure to complete the financing on the expected terms; the need to satisfy regulatory and legal requirements and other conditions to closing with respect to the financing; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.